Filed by Holly Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Holly Energy Partners, L.P.

Commission File No: 001-32225

This filing relates to the proposed business combination transaction between Holly Energy Partners, L.P. (“HEP”) and HF Sinclair Corporation (“HF Sinclair” and such proposed business combination transaction, the “Proposed HF Sinclair Transaction”).

On May 4, 2023, HEP provided the following communication relating to the Proposed HF Sinclair Transaction to its employees.

Today we announced that Holly Energy Partners (HEP) has received a non-binding proposal letter from HF Sinclair Corporation (HF Sinclair) to acquire all of the outstanding common units of HEP not already owned by HF Sinclair or its affiliates in exchange for shares of HF Sinclair common stock. The proposed transaction is subject to the negotiation and execution of a definitive agreement. If this transaction closes, HEP will become a wholly-owned subsidiary of HF Sinclair.

Management of HF Sinclair believes that the proposed transaction will simplify our corporate structure, reduce costs associated with being a separate publicly traded company, and further support the integration and optimization of our business. HEP, its employees and assets are strategic to HF Sinclair; and the two companies have a long history of working together to safely serve our customers with affordable liquid fuels.

•	How will this impact HEP employees?

We believe that employees are the most important part of HEP. If this transaction closes, we expect to retain the current HEP organizational structure because it has been effective. Through time, we will evaluate this organization and may consider modifications that help us execute better, communicate more efficiently, perform more safely and reliably and remain competitive. We are committed to open communication and transparency, and changes will be discussed in advance with HEP employees.

If this transaction closes, we expect all HEP employees will continue with their existing compensation and benefits structure. Even today, HEP employees are technically employed by a subsidiary of HF Sinclair. You would therefore continue to participate in the same health and welfare plans as you do today.

•	When do we expect the transaction to close?

The timing for closing won’t be known until a definitive agreement is reached.

•	What happens to equity grants and bonuses?

Treatment of equity grants and bonuses will be determined during negotiations and communicated to employees at a later date. The Boards of both HEP and HF Sinclair understand the importance of having attractive incentive programs that motivate and reward employees for their performance.

•	What happens next?

A special committee of the HEP Board will review and negotiate the terms of the proposal in an effort to reach a definitive agreement with HF Sinclair.

Ladies and Gentlemen of HEP, I am proud of the talented team we have put in place to manage HEP’s business in the field and in the office. I am also realistic about the close relationship between HEP and HF Sinclair. The HEP executive team and I will provide ongoing communication as we proceed with the transaction. For HEP and the employees who make it work, we will continue to conduct business as usual while the negotiations proceed. Our job during this period is to stay focused, safe, and productive.

We look forward to discussing this announcement during the employee call.

Thank you,

Cautionary Statement Regarding Forward-Looking Statements

This communication contains various “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this communication, words such as “anticipate,” “project,” “expect,” “will,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations or the Proposed HF Sinclair Transaction are intended to identify forward-looking statements. These forward-looking statements are based on our beliefs and assumptions and those of our general partner using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in our filings with the Securities and Exchange Commission (the “SEC”). Although we and our general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither we nor our general partner can give assurance that our expectations will prove to be correct. All statements concerning our expectations for future results of operations are based on forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•

the negotiation and execution, and the terms and conditions, of a definitive agreement relating to the Proposed HF Sinclair Transaction and the ability of HF Sinclair or HEP to enter into or consummate such agreement;

•	the risk that the Proposed HF Sinclair Transaction does not occur;

•	negative effects from the pendency of the Proposed HF Sinclair Transaction;

•	failure to obtain the required approvals for the Proposed HF Sinclair Transaction;

•	the time required to consummate the Proposed HF Sinclair Transaction;

•	the focus of management time and attention on the Proposed HF Sinclair Transaction and other disruptions arising from the Proposed HF Sinclair Transaction;

•

the demand for and supply of crude oil and refined products, including uncertainty regarding the effects of the continuing COVID-19 pandemic on future demand and increasing societal expectations that companies address climate change;

•

risks and uncertainties with respect to the actual quantities of petroleum products and crude oil shipped on our pipelines and/or terminalled, stored or throughput in our terminals and refinery processing units;

•

the economic viability of HF Sinclair, our other customers and our joint ventures’ other customers, including any refusal or inability of our or our joint ventures’ customers or counterparties to perform their obligations under their contracts;

•	the demand for refined petroleum products in the markets we serve;

•	our ability to purchase operations and integrate the operations we have acquired or may acquire, including the acquired Sinclair Transportation Company LLC business;

•	our ability to complete previously announced or contemplated acquisitions;

•	the availability and cost of additional debt and equity financing;

•

the possibility of temporary or permanent reductions in production or shutdowns at refineries utilizing our pipelines, terminal facilities and refinery processing units, due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, terminal facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of our suppliers, customers, or third-party providers or lower gross margins due to the economic impact of the COVID-19 pandemic, inflation and labor costs, and any potential asset impairments resulting from or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions;

•

the effects of current and future government regulations and policies, including the effects of current and future restrictions on various commercial and economic activities in response to the COVID-19 pandemic and increases in interest rates;

•	delay by government authorities in issuing permits necessary for our business or our capital projects;

•	our and our joint venture partners’ ability to complete and maintain operational efficiency in carrying out routine operations and capital construction projects;

•	the possibility of terrorist or cyberattacks and the consequences of any such attacks;

•

uncertainty regarding the effects and duration of global hostilities, including the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for refined products and create instability in the financial markets that could restrict our ability to raise capital;

•	general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation;

•	the impact of recent or proposed changes in the tax laws and regulations that affect master limited partnerships; and

•	other financial, operational and legal risks and uncertainties detailed from time to time in our SEC filings.

Additional Information and Where You Can Find It

This communication does not constitute a solicitation of any vote or approval with respect to the Proposed HF Sinclair Transaction. This communication relates to a proposed business combination between HF Sinclair and HEP. In connection with the Proposed HF Sinclair Transaction, subject to further developments and if a transaction is agreed, HF Sinclair and HEP expect to file a proxy statement and other documents with the SEC. INVESTORS AND SECURITYHOLDERS OF HF SINCLAIR AND HEP ARE ADVISED TO CAREFULLY READ ANY PROXY STATEMENT AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED HF SINCLAIR TRANSACTION, THE PARTIES TO THE PROPOSED HF SINCLAIR TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED HF SINCLAIR TRANSACTION. Any definitive proxy statement, if and when available, will be sent to securityholders of HF Sinclair and HEP relating to the Proposed HF Sinclair Transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by HF Sinclair or HEP with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from HF Sinclair’s website at www.hfsinclair.com under the Investor Relations tab or from HEP’s website at www.hollyenergy.com on the Investors page.

Participants in the Solicitation

HF Sinclair, HEP and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the Proposed HF Sinclair Transaction. Information about these persons is set forth in HF Sinclair’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; HF Sinclair’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; HEP’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the proxy statement and other relevant documents regarding the Proposed HF Sinclair Transaction (if and when available), which may be filed with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.